# SHAREHOLDER RETURN PERFORMANCE GRAPH

This graph compares the cumulative percentage change in the return on the shares of our common stock (assuming reinvestment of dividends) each year for the last five years with the Standard & Poor's 400 MidCap Index and a Total Return Index comprised of all Nasdaq companies with the same two-digit SIC (Standard Industrial Classification) code (58-Eating and Drinking Places) as CBRL. The data set forth in the chart below has been provided by The Nasdaq Stock Market.



|  | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| CBRL | 100 | 79 | 127 | 175 | 234 | 219 |
| NASDAQ (SIC Code 58xx) | 100 | 93 | 132 | 147 | 176 | 206 |
| S&P 400 Midcap | 100 | 118 | 126 | 103 | 121 | 142 |